Mail Stop 3561

January 30, 2006

Francis W. Murray
Chief Executive Officer
International Thoroughbred Breeders, Inc.
1105 N. Market Street, Suite 1300
Wilmington, DE 19899

   RE: **International Thoroughbred Breeders, Inc.**
      Form 10-K for the Fiscal Year Ended June 30, 2005
      Form 10-Q for the Quarter Ended September 30, 2005
      File No. 0-9624

Dear Mr. Murray:

   Based upon an examination restricted solely to considerations of the Financial Statements, Management's Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the Fiscal Year ended June 30, 2005

Item 6. Selected Financial Data, page 14

1.   We note that you have included the non-GAAP financial measure "Net Income (Loss) Before Impairment and Extraordinary Item" and related per share information within your Selected Financial Data table. Please revise to eliminate these measures from you selected financial data in future filings as its presentation is not considered appropriate. Please note that your current presentation does not comply with the disclosure requirements for non-GAAP measures pursuant to Item 10 of Regulation S-K. For example, you are required to provide reconciliations for all historical non-GAAP financial measures presented in the table and disclose the reasons why management believes that the presentation of non-GAAP financial measures provides useful information to investors regarding the company's financial condition and results of operations. Furthermore, any non-GAAP measures presented should not be presented more prominently than the most comparable GAAP measure (i.e. net income) and should be presented in an "Other Data" section of your selected financial data. Please revise future filings to eliminate these disclosures or to comply with the disclosure requirements of Item 10 of Regulation S-K, accordingly.

2.   Also, revise your table in future filings to include income (loss) from continuing operations per common share for all periods presented as required by Item 301(b)2 of Regulation S-K.

Item 7. Management's Discussion and Analysis, page 15
Reconciliation of Adjusted EBITDA to Net Income, page 20

3.   We note that according to your reconciliation to net income (loss), your non-GAAP measure "Total Adjusted EBITDA" excludes start up costs for vessels. Please be advised that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP performance measure that eliminates items identified as non-recurring, infrequent or unusual when the nature of the charge is such that it is reasonably likely to recur within two years. According to your liquidity and capital resources section of your MD&A, it appears that your vessel, M/V Royal Star, still requires extensive improvements and outfitting before being placed into the service and therefore, it would appear likely that the Company would incur additional start up

charges associated with such vessel in the future. Further, removing charges or liabilities that require or will require cash settlement or, would have required cash settlement absent an ability to settle otherwise is prohibited. In this regard, we believe you should revise your non-GAAP performance measure to comply with Item 10(e) of Regulation S-K accordingly. For additional guidance, refer to FR-65 and "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" maintained on the Commissions' website.

Critical Accounting Estimates

4.   Please revise your MD&A to include a "Critical Accounting Policies and Estimates" section discussing the Company's more significant accounting estimates and assumptions. This section should include a discussion of those policies and estimates that are considered material due to the high levels of subjectivity and judgment necessary to account for the matters or the susceptibility of such matters to change and that may have a material impact on the financial condition or operating performance. The information provided in Critical Accounting Estimates should supplement and not duplicate the accounting policies include in the notes to the financial statements. Refer to Section V of FR-72.

5.   Further, since you have entered into a number of material notes receivable transactions in the past which require a significant level of judgment in determining their collectibility, we believe you should include a discussion of your policies for evaluating collectibility in your Critical Accounting Estimates of MD&A. In addition, we also believe you should also add a discussion regarding your policy for evaluating the valuation of notes receivables in light of your significant impairments in the past and the high level of subjectivity and judgment involved.

Consolidated Statements of Operations, page 37

6.   Your presentation of extraordinary income in the amount of $4,000,000 for the fiscal year ended June 30, 2005 does not comply with paragraph 11 of APB No. 30. Extraordinary income (loss) should be presented net of tax with the income taxes applicable to such extraordinary item presented on the face income statement, or alternatively, in the notes to the financial statements. Further, earnings per share data for extraordinary items shall be presented either on the face of the income statement or in the notes on a basic and diluted basis. Refer to paragraph 12 of APB No. 30 and paragraph 37 of SFAS No. 128. Please revise your presentation and disclosures accordingly.

7.   Please revise to reflect the losses on impairment of notes receivable as a component of your operating income (loss). As these losses relate to the Company's prior operating activities, we do not believe classification of the related losses as a component of "other income (expense) is appropriate.

Note (2)(D), PDS Transactions, page 42

8.   In connection with you new loan arrangement with PDS in July 2005, please tell us with a view toward expand disclosures how you accounted for the exchange of existing debt instruments in the amount of $27 million for the new loan arrangement of $29.3 million and whether such exchange was considered an extinguishment of debt in accordance with EITF No. 96-19. Also, tell us whether you wrote off any deferred financing costs in connection with your debt extinguishment. We may have further comments upon receipt of your response.

9.   We note the terms of your new loan agreement with PDS appear to restrict the ability of your subsidiaries to upstream payments to you and are limited to $150,000 per month plus ITG Vegas' income tax savings attributed to the parent company tax return. Note that to the extent restricted net assets of your consolidated subsidiaries exceed 25% of consolidated net assets at the most recent fiscal year-end, you are required to file parent-only financial statements as a schedule to the Form 10-K in accordance with Rule 5-04 of Regulation S-X. Please revise your filing or alternatively, if you do not believe these financial statements are required, please tell us why and provide us with computations prepared in support of your conclusion.

Note (3) Description of Leasing Arrangements, page 45

10.   We note that you currently have bareboat charter agreements in place for both the Palm Beach Princess and the Big Easy. We also note that both arrangements have been accounted for as capital leases. However, it appears your accounting treatment for charter hire fees of the Palm Beach Princess differs from the Big Easy. For example, you recognize charter hire fees of $50,000 per month plus 1% of gross revenues as additional interest payments on the capital lease for the Palm Beach Princess; however, charter hire fees for the Big Easy are accounted for as additional payments on the capital lease. Please explain and clarify in future filings the reason(s) for the inconsistency in accounting treatment when the nature of the transactions appears to be similar. Also, provide us with the relevant guidance which supports your treatment.

Note (5) Notes Receivable, page 48
(A) Second Cherry Hill Note, page 48

11.   We note on June 16, 2004, your Las Vegas Note was sold to an affiliate of
        Realen-Turnberry/Cherry Hill, LLC ("Second Cherry Hill Note) and as a result,
        you recognized impairment charges of $.5 and $10 million for the fiscal years
        ended June 30, 2005 and 2004, respectively. In this regard, please tell us and
        clarify in the footnotes to your financial statements how the fair value of the
        Second Cherry Hill Note was determined for each the periods presented. If fair
        value was based on a measure other than the present value of the expected future
        cash flows at the loans effective interest rate, such as Mr. Parello's 50%
        ownership interest in Palm Beach Empress, please tell us why you believe such
        measure was considered appropriate and how the fair value of Mr. Parello's 50%
        ownership was calculated or determined.

12.   Also, we note that you indicate that the obligor is one of the principal partners in
        the entity which purchased the Garden State Park in November 2000 and from
        which you still have an outstanding note receivable in the original amount of $10
        million (i.e. the Cherry Hill Note) at June 30, 2005. Please tell us and revise your
        notes to the consolidated financial statements to explain in greater detail how
        management was able to conclude that the $10 million Cherry Hill Note was fully
        collectible when you were not able do so for the Second Cherry Hill Note,
        especially considering the payment terms for Second Cherry Hill Note were
        similar to those of the Cherry Hill Note (i.e. the obligor will only be able to make
        payments from distributable cash). Explain your basis supporting your
        conclusion that collectibility was probable and no impairment charge was
        required in light of the delays and the uncertainty surrounding the timing and
        amount of profits to be distributed. If you determined that the loan was impaired
        but other factors were considered, please describe in such factors and how they
        were contemplated in arriving at your conclusion. Also, please provide us with
        your impairment analysis of the discounted expected cash flows and discuss any
        significant assumptions and/or projections made by management and why you
        believe such assumptions and/or projections are supportable. Refer to SFAS No.
        114. We may have further comment upon receipt of your response.

Note (8) Discontinued Operations, page 51

13.   Please clarify whether an investment in the liquor license acquired during 1999
        remains on your balance sheet at June 30, 2005. If so, tell us and disclose in Note

8 the carrying value of this asset and explain why you believe it is appropriate to reflect this asset in your financial statements given the sale of this asset in connection with a prior lease arrangement and your inability to reacquire the liquor license from the lessee. We may have further comment upon receipt of your response.

Note (15) Income Tax Expense, page 55

14.   Please revise your tax footnote in future filings to ensure all disclosures items required in paragraphs 43-49 of SFAS No. 109 have been included in the footnote. For example, the net change during the year in the total valuation allowance, and the amount of income tax expense or benefit allocated to continuing operations and the amounts separately allocated to other items (i.e. extraordinary items) appear to have been omitted. Please refer to paragraphs 43 and 46 of SFAS No. 109 and revise accordingly.

Note (19) Stock-Based Compensation, page 59
(A) Employee and Non-employee Options, page 59

15.   Please tell us and revise future filings to specifically disclose whether the 1,024,143 options issued with an exercise price of $2.00 per share in fiscal 2005 were granted to employees or non-employees. If options were granted to non-employees, please disclose how such options were accounted for within the financial statements.

Note (24) Related Party Transactions, page 63

16.   Reference is made to loan and accrued interest amount of $929,541 assumed by OC Realty in fiscal 2003. Please tell us and revise future filings to disclose where such amount has been included in consolidated balance sheets as it is not apparent from your footnotes. If the principal and interest amounts have been included in the "Loans to Fort Lauderdale Project" and "Accrued Interest on Loans to Fort Lauderdale Project" of $2,769,989 and $1,485,080, respectively, as of June 30, 2005, please specifically state so and reconcile the amounts included in footnote (24) to footnote (7)(B).

17.   Reference is made to the last sentence in the fourth paragraph on page 64. Please tell us why interest associated with the advances from Mr. Murray is not being recognized. Note that all costs of doing business, including costs incurred by principal shareholders, should be reflected in the historical financial statements. Please refer to SAB Topics 1:B and 5:T.

Note (25) Quarterly Financial Data, page 65

18.   Your current presentation of income (loss) before impairment and extraordinary items does not comply with the guidance in Item 302(a) of Regulation S-K. Please revise to eliminate disclosure of the non-GAAP measure "income (loss) before impairments and extraordinary item" form your quarterly financial data in future filings. Also, please revise future filings to disclose income (loss) before extraordinary items and per share data based upon such income (loss), for each full quarter within the two most recent fiscal years, as applicable. Further, describe the effect of any extraordinary, unusual or infrequently occurring items recognized in each full quarter within the two fiscal years which are material to the results of that quarter.

Note (26) Subsequent Events, page 65
(D) Placement Fee Agreement, page 67

19.   Please explain and disclose in future filings why in connection with the PDS financing which occurred in July 2005, you were required to enter into a Placement Fee Agreement for such financing in September 2005. Specifically, disclose why the Placement Fee Agreement was entered into in September 2005 rather than when the actually financing took place. We also note that the Placement Fee Agreement permitted you to cancel an equipment lease in the original amount of $1.5 million. Please tell us how the arrangement was accounted for in the financial statements. We may have further comment upon receipt of your response.

Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2005

Note (2) Unregistered Sales of Equity Securities, page 8

20.   We note during the quarter ended September 30, 2005, you sold 197,300 shares of your Series B Convertible Preferred Stock for proceeds of $2.66 million and that each share of such preferred stock is entitled to a warrant to purchase 1.2 shares of the Company's common stock. We also note that the Series B Convertible Preferred Stock will automatically convert into common stock upon the effective date of a registration statement covering the common stock issuable upon conversion at $2.00 per share, declining by $.02 for each full calendar quarter elapsing from July 1, 2005 to the date of conversion. However, we are unable to tell from your current disclosures how you valued and accounted for the warrants to acquire 236,760 shares at $3.25 per share that were granted to Series B

Convertible Preferred Stock Shareholders or the warrants issued to MBC Global in connection with the transaction. In this regard, please describe how the proceeds received from the financing were allocated between the preferred shares and the detachable warrants issued in accordance with paragraph 5 of ETIF No. 00-27. Additionally, please tell us whether the allocation of the proceeds received resulted in a beneficial conversion feature associated with the Series B Convertible Preferred Shares, and what accounting recognition was given to the beneficial conversion feature. Refer to the guidance outlined in EITF 00-27. Also, explain how the warrants issued or to be issued to MBC Global were valued and accounted for in your financial statements.

21. In addition, please revise future filings to present the cash proceeds from this transaction as "cash flows from financing activities" rather than "cash flows from investing activities" in your consolidated statements of cash flows. Refer to the guidance outlined in paragraph18 of SFAS No. 95.

Other

22. Please address our comments on your Annual Report on Form 10-K in future amendments to your registration statement on Form S-1 and Quarterly Reports on Form 10-Q, where applicable.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at (202) 551-3813 if you have questions regarding the comment above.

Sincerely,

Linda Cvrkel
Branch Chief